UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                       Magnitude Information Systems, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)


                                   559534 10 2
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                                 (CUSIP Number)


                                 March 28, 2008
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             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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



1     NAMES OF REPORTING PERSONS.

      Discover Advisory Company
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

  (a) |_|
  (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nassau, Bahamas
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5     SOLE VOTING POWER

                     30,000,000
               --------------------------------------------------------------
 NUMBER OF     6     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  0
  OWNED BY     --------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
REPORTING
   PERSON            30,000,000
    WITH:      --------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                              0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,000,000
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                          |_|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ITEM 9

      7.97%
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12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
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



Item 1(a).  Name of Issuer:

                  Magnitude Information Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  Magnitude Information Systems, Inc.
                  1250 Roure 28
                  Branchburg, NJ 08876

Item 2(a).  Name of Person Filing:

                  Discover Advisory Company

Item 2(b).  Address of Principal Business Office, or if None, Residence:
                  Discover Advisory Company
                  c/o Horymor Trust Corp. Ltd.
                  50 Shirley Street / P.O.Box N-341
                  Nassau

Item 2(c).  Citizenship:
                  Bahamas

Item 2(d).  Title of Class of Securities:

                  Common Stock, par value $0.0001 per share

Item 2(e).  CUSIP Number:

                  559534102
Item 3.

      If this statement is filed pursuant to ss.ss240.13d-1(b), or 240.13d-2(b)or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).
      (b)   |_|   Bank as defined in section 3(a)(6) of the Act
                  (15U.S.C.78c).
      (c)   |_|   Insurance company as defined in section 3(a)(19) of the
                  Act (15 U.S.C. 78c).
      (d)   |_|   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C 80a-8).
      (e)   |_|   An investment adviser in accordance with
                  ss.240.13d-1(b)(1) (ii)(E);
      (f)   |_|   An employee benefit plan or endowment fund in accordance
                  with ss.240.13d-1(b)(1)(ii)(F);
      (g)   |_|   A parent holding company or control person in accordance
                  with ss. 240.13d-1(b)(1)(ii)(G);
      (h)   |_|   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12U.S.C. 1813);
      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);
      (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

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Item 4.     Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:

                  30,000,000 shares of common stock

      (b) Percent of class:
            According to information furnished by the Issuer, on March 28, 2008, there were 376,242,570 common shares outstanding. The reporting Person may be deemed to be the beneficial owner of approximately 7.97% of the total number of shares outstanding.

      (c) Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote:

                  30,000,000

            (ii) Shared power to vote or to direct the vote:

                  0

            (iii) Sole power to dispose or to direct the disposition of:

                  30,000,000

            (iv) Shared power to dispose or to direct the disposition of:

                  0

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more thanfive percent of the class of securities, check the following |_|.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  N/A

Item 8.     Identification and Classification of Members of the Group.

                  N/A

Item 9.     Notice of Dissolution of Group.

                  N/A

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



Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: March 28, 2008
                                             Discover Advisory Company

                                             By:/s/ Karin Buehler
                                                -----------------
                                                Karin Buehler,Secretary



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